Exhibit 99.1

LINIU TECHNOLOGY GROUP ANNOUNCES EFFECTIVENESS OF REVERSE SHARE SPLIT

Hong Kong, China – August 28, 2017 – LiNiu Technology Group (f/k/a Iao Kun Group Holding Company Limited) (“LINU” or the “Company”) (NASDAQ: LINU), which launched its electronic trading platform focused on the Chinese agricultural industry in April 2017 through Guangzhou LiNiu Network Technology Co., Ltd. (“Guangzhou LiNiu”), today announced that its shareholders have approved a one-for-six reverse share split of LINU’s issued and outstanding shares, and the split will become effective at 12:01 am on Tuesday, August 29, 2017. The reverse split is intended to increase the per share trading price of LINU’s common stock to enable the Company to satisfy the minimum bid price requirement for continued listing on the NASDAQ Capital Market.

The 1-for-6 reverse share split will automatically convert six current shares of LINU's common stock into one new share of common stock. No fractional shares will be issued, and no cash or other consideration will be paid. Instead, LINU will issue one whole share of the post-split common stock to any shareholder of record who otherwise would have received a fractional share as a result of the reverse share split. The reverse split will reduce the number of shares of outstanding common stock from approximately 74.9 million to approximately 12.5 million.

Trading in LINU’s common stock on a split-adjusted basis is expected to begin at market open on Tuesday, August 29, 2017. LINU’s common stock will continue to trade on the Nasdaq Capital Market under its existing symbol LINU with a new CUSIP number of G54971208. Shareholders’ ability to trade in LINU’s common stock should be unaffected by the reverse share split.

About LiNiu Technology Group

LiNiu Technology Group (NASDAQ: LINU) recently launched the LiNiu Network, a Business to Customer (“B2C”), Customer to Customer (“C2C”) and Online to Offline (“O2O”) electronic trading platform focused on the Chinese agricultural industry. The Company also currently participates in the promotion of VIP gaming at the Altira Macau. For more information on the LiNiu Network, please visit www.liniuyang.com.

Forward-Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Factors that could cause actual results to differ materially from management's current expectations include but not limited to those risks and uncertainties relating to future business development; ability to maintain the reputation and brand; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China; and fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in the Company’s Annual Report on Form 20-F filed in April 2017, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

Contact:

LiNiu Technology Group
Ryan Yip, +852 2111 9220
ryany@liniuyang.com